SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 20, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                    Form 20-F     X           Form 40-F
                                -------                  -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                      Yes                     No       X
                              -------                -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Announcement
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                                [LOGO OMITTED]
                                 CNOOC Limited
                     (Company name in Chinese characters)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                    COMPLETION OF DISCLOSEABLE TRANSACTION
                          RELATING TO ACQUISITION OF
               INTERESTS IN OFFSHORE NIGERIAN OIL MINING LICENSE

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The Company is pleased to announce that the Sale and Purchase Agreement dated
8 January 2006 between South Atlantic Petroleum Limited and CNOOC Exploration
& production Limited, an indirect wholly-owned subsidiary of the Company, became unconditional on 11 April 2006 and accordingly, the Acquisition was completed on 19 April 2006 (London time). The aggregate cash consideration for the Acquisition (following adjustment on the basis set out on page 6 of the Circular) is US$2.692 billion (approximately HK$21 billion).
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Reference is made to the announcement of CNOOC Limited (the "Company") dated 9
January 2006 and the circular of the Company dated 20 February 2006 (the "Circular") in relation to the discloseable transaction relating to an acquisition of interests in offshore Nigerian oil mining license OML 130 (the "Acquisition"). Unless otherwise defined herein, capitalised terms used herein shall have the meanings ascribed thereto in the Circular.

The Company is pleased to announce that the Sale and Purchase Agreement dated 8 January 2006 between South Atlantic Petroleum Limited and CNOOC Exploration & production Limited, an indirect wholly-owned subsidiary of the Company, became unconditional on 11 April 2006 following receipt of the unconditional written consent of NNPC and accordingly, the Acquisition was completed on 19 April 2006 (London time). The aggregate cash consideration for the Acquisition (following adjustment on the basis set out on page 6 of the Circular) is US$2.692 billion (approximately HK$21 billion).

For the purpose of this announcement, unless otherwise indicated, the translations of Hong Kong dollars into US dollars have been made at the rate of HK$7.8 to US$1. These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Hong Kong dollars and US dollars can be or could have been converted at the above rate or any other rates or at all.

As at the date of this announcement, the Board comprises the following:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi

Yang Hua

Independent non-executive Directors
Sung Hong Chiu
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius
Lawrence J. Lau

                                              By Order of the Board
                                                  CNOOC Limited
                                                Victor Zhikai Gao
                                                Company Secretary
Hong Kong, 19 April 2006

Company Press Release
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                      CNOOC Limited Closes Nigerian Deal


(Hong Kong, April 20, 2006) - CNOOC Limited (the "Company", SEHK:883; NYSE:
CEO) announced today that it completed the acquisition of a 45 % working interest in the offshore oil mining license "OML 130" in Nigeria. The acquisition agreement was signed on January 8, 2006 between CNOOC Limited and South Atlantic Petroleum Limited ("SAPETRO").

Mr. Fu Chengyu, Chairman and CEO of the company commented, "The completion of this transaction represents a milestone in our efforts to expand into the world's most prolific oil and gas basins. The acquisition is aligned with our prudent M&A strategy driven by value creation and growth of the Company. Through the transaction, we have demonstrated excellent execution capability. "

OML130 contains four significant discoveries and a range of further exploration prospects. The Company will pay US$2.268 billion for the acquisition plus an adjustment of US$424 million for financial, operating and capital expenses during the period prior to closing.

"I'm very confident that the acquired assets, once commence production, will substantially increase the Company's overseas reserves and production." Commented Mr. Yang Hua, CFO and Executive Vice President of the Company, "CNOOC Limited will continue to make every effort to create value for the shareholders. "

                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

*** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Victor Zhikai Gao
                                               ----------------------
                                                Name: Victor Zhikai Gao
                                                Title:  Company Secretary



Dated: April 20, 2006